FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 15 October  2015

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 15 October 2015
          3rd Quarter Results 2015

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2015

INNOVATIONS DRIVING GROWTH AHEAD OF CHALLENGING MARKETS

Third quarter highlights

• Turnover increased by 9.4% to €13.4 billion including a positive currency impact of 2.9%

• Underlying sales growth 5.7% with volume up 4.1% and price up 1.5%

• Emerging markets underlying sales growth 8.4% with volume up 4.8% and price up 3.5%

Nine months highlights

• Turnover increased by 11.1% to €40.4 billion including a positive currency impact of 7.6%

• Underlying sales growth 3.8% with volume up 2.1% and price up 1.6%

• Emerging markets underlying sales growth 6.8% with volume up 2.9% and price up 3.8%

Paul Polman: Chief Executive Officer statement

"The strong delivery in the third quarter shows that our focus to build our company for the long term is paying off. Growth was however helped by some specific factors such as a soft comparator in China, strong ice cream sales and some advanced sales in Latin America.

Our model of competitive, profitable, consistent and responsible growth is built on sustained investment in our brands, infrastructure and people. The sharpened strategies across the four categories are gaining traction and a stronger innovation pipeline is increasingly driving growth. As the results show, the scale and breadth of our portfolio brings resilience in challenging economic conditions.

We continue to see soft global markets with no immediate sign of getting help from an improving global economy.
We are responding fast to accelerating change and high volatility with a focus on continuous cost management while increasing our organisational agility. We will continue to invest steadily behind our brands, innovations and go-to-market capabilities. These actions keep us on track for another year of volume growth ahead of our markets and we now expect underlying sales growth for the year towards the upper end of the 2-4% range. We continue to expect steady improvement in core operating margin and strong cash flow."

15 October 2015

THIRD QUARTER OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2015				Nine Months 2015
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	13.4	5.7	4.1	1.5	40.4	3.8	2.1	1.6
Personal Care	5.1	6.2	4.8	1.3	15.0	4.1	2.3	1.8
Foods	3.1	1.6	0.4	1.2	9.5	1.5	1.2	0.3
Refreshment	2.7	8.5	5.6	2.8	8.2	4.7	1.5	3.1
Home Care	2.5	6.6	5.7	0.8	7.7	5.2	3.7	1.4

Our markets: Consumer demand remained fragile and volume growth was barely positive in the markets in which we operate. Many emerging markets continued to be weak with currency devaluation pushing up the cost of living and squeezing disposable incomes.

Unilever overall performance: Underlying sales growth in the third quarter improved across all categories. Volumes were significantly boosted by three similar-sized effects: a soft comparator in China, a strong ice cream season and sales phasing effects in Latin America that include announced price increases. Emerging markets grew by 8.4% with an increased contribution from volume. We grew volumes by 3.2% in developed markets while pricing continued to decline in Europe.

Personal Care
Personal Care growth stepped up behind innovations that grow the core of our brands and extend into more premium segments. Deodorants benefited from the continued success of the dry spray launch in North America and the roll-out of the compressed formats into Latin America. In oral care, we continued the roll-out of Zendium, a premium toothpaste that boosts the mouth's natural defences, into Central and Eastern Europe. In hair, growth was driven by the roll-out of the Dove Advanced Hair Series and the success of Lux Luminique in Japan. The improved Dove body wash formulation, delivering superior care and better sensorial experience, continued to perform well and was introduced to China in the third quarter.

Foods
Savoury demonstrated good volume-driven growth led by cooking products in emerging markets and by innovations around naturalness and health. We launched Knorr Mealmakers with 100% natural ingredients and continued to grow the business in Africa with fortified stock cubes that address iron deficiency. In dressings, Hellmann's showed strong volume-led growth driven by an excellent performance in Latin America and the success of the squeezy packs in Europe and North America. The Baking, Cooking & Spreads unit - in place since 1 July - is repositioning the business to more attractive segments which helped us to gain share in margarine but markets continued to decline.

Refreshment
Ice cream delivered very strong growth helped by better weather than last year. We continued to drive margin-accretive innovations behind premium brands, such as Magnum Pink and Black and Ben & Jerry's Cookie Core range in Europe and North America. In leaf tea, we are building our presence in faster growing segments. Lipton and PG Tips extended further into fruit, herbal and speciality teas. We opened more T2 stores which we leverage with online sales and in France we have launched T.O., our first tea brewing machine.

Home Care
Home Care continued to deliver broad-based growth led by innovations in higher margin segments and by the roll out of the new Omo with enhanced formulation and improved cleaning technology. Omo pre-treaters and stain removers have built further market share in Brazil. Fabric conditioners benefited from the success of Comfort Intense with double-encapsulated fragrance technology that delivers long-lasting freshness. In household care, we continued to scale up by extending into white spaces and rolling out improved formulations like Cif 'Power and Shine' sprays for kitchens and bathrooms across Europe.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2015				Nine Months 2015
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	13.4	5.7	4.1	1.5	40.4	3.8	2.1	1.6
Asia/AMET/RUB	5.6	5.3	4.3	0.9	17.0	4.0	2.5	1.5
The Americas	4.2	9.4	3.3	5.9	13.0	6.7	1.3	5.3
Europe	3.6	2.0	4.7	(2.5)	10.4	0.2	2.5	(2.2)

	Third Quarter 2015				Nine Months 2015
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets	5.8	2.1	3.2	(1.1)	17.0	(0.2)	1.2	(1.3)
Emerging markets	7.6	8.4	4.8	3.5	23.4	6.8	2.9	3.8
North America	2.2	3.0	1.7	1.3	6.6	0.4	(0.1)	0.4
Latin America	2.0	15.1	4.7	10.0	6.4	12.5	2.6	9.6

Asia/AMET/RUB
Growth in the quarter accelerated, largely driven by volume. China delivered double-digit growth as it lapped the prior year trade de-stocking and with rapid development of on-line sales. Turkey returned to double-digit growth driven by ice cream, leaf tea and hair care. Growth in Japan and in Russia picked up whilst India delivered solid volume growth with lower pricing as commodity costs eased. Thailand and South Africa were weak reflecting softer market conditions.

The Americas
Latin America delivered double-digit underlying sales growth across all categories including strong pricing to recover higher input costs. Volume growth accelerated despite challenging macro-economic conditions and consumer incomes being squeezed by currency devaluation. While the third quarter was particularly strong, our businesses in the region continued to demonstrate their resilience with Brazil, Argentina, Mexico and Colombia growing volumes in the first nine months. North America returned to growth driven by both volume and price. We grew ahead of our markets helped by good momentum behind dry spray deodorants and strong innovations in the premium ice cream segment.

Europe
Strong volume growth more than offset continued price deflation across our markets. Ice cream growth accelerated, driven by successful innovations and helped by good weather in southern Europe. Home Care continued to grow well ahead of our market with strong volume growth. Personal Care growth improved but the contraction of the margarine market weighed on our Foods performance. We saw good growth in the United Kingdom, Germany and Central and Eastern Europe.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2015 interim financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q3 2015 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.3020
Per Unilever PLC ordinary share:	£ 0.2259
Per Unilever N.V. New York share:	US$ 0.3435
Per Unilever PLC American Depositary Receipt:	US$ 0.3435

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 13 October 2015.

US dollar cheques for the quarterly interim dividend will be mailed on 9 December 2015 to holders of record at the close of business on 30 October 2015. In the case of the N.V. New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2015 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q3 2015	15 October 2015	28 October 2015	29 October 2015	30 October 2015	9 December 2015

SEGMENT INFORMATION - CATEGORIES

(unaudited)

Third Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2014	4,486	2,925	2,492	2,341	12,244
2015	5,065	3,066	2,745	2,520	13,396
Change (%)	12.9	4.8	10.2	7.7	9.4
Impact of:
Exchange rates (%)	4.7	3.6	0.6	1.1	2.9
Acquisitions (%)	1.6	-	1.1	-	0.8
Disposals (%)	-	(0.4)	(0.2)	(0.1)	(0.2)

Underlying sales growth (%)	6.2	1.6	8.5	6.6	5.7
Price (%)	1.3	1.2	2.8	0.8	1.5
Volume (%)	4.8	0.4	5.6	5.7	4.1

Nine Months	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2014	13,040	9,049	7,431	6,822	36,342
2015	14,953	9,507	8,257	7,671	40,388
Change (%)	14.7	5.1	11.1	12.4	11.1
Impact of:
Exchange rates (%)	9.5	7.1	5.8	6.7	7.6
Acquisitions (%)	0.6	-	1.2	0.3	0.5
Disposals (%)	-	(3.3)	(0.9)	(0.1)	(1.0)

Underlying sales growth (%)	4.1	1.5	4.7	5.2	3.8
Price (%)	1.8	0.3	3.1	1.4	1.6
Volume (%)	2.3	1.2	1.5	3.7	2.1

SEGMENT INFORMATION - GEOGRAPHICAL AREA

(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2014	5,026	3,810	3,408	12,244
2015	5,561	4,267	3,569	13,397
Change (%)	10.6	12.0	4.7	9.4
Impact of:
Exchange rates (%)	5.0	0.5	2.5	2.9
Acquisitions (%)	0.2	1.9	0.5	0.8
Disposals (%)	(0.1)	-	(0.4)	(0.2)

Underlying sales growth (%)	5.3	9.4	2.0	5.7
Price (%)	0.9	5.9	(2.5)	1.5
Volume (%)	4.3	3.3	4.7	4.1

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2014	14,774	11,449	10,119	36,342
2015	17,011	13,036	10,342	40,388
Change (%)	15.1	13.9	2.2	11.1
Impact of:
Exchange rate (%)	10.6	8.1	2.6	7.6
Acquisitions (%)	0.2	1.2	0.2	0.5
Disposals (%)	(0.1)	(2.4)	(0.8)	(1.0)

Underlying sales growth (%)	4.0	6.7	0.2	3.8
Price (%)	1.5	5.3	(2.2)	1.6
Volume (%)	2.5	1.3	2.5	2.1

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995 such as our expectation of underlying sales growth for the year on the first page. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media:			Investors: Investor Relations Team
UK	+44 7917 271 819	treeva.fenwick@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or	+44 20 7822 6404	helen.dodd@unilever.com
or	+44 7825 049 163	laura.misselbrook@unilever.com
NL	+31 10 217 4844	freek.bracke@unilever.com

There will be a web cast of the results presentation available at:
http://www.unilever.com/investor-relations/results-and-publications/quarterly-results/

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4